**Exhibit 99**

**Subject To Revision**
**Series Term Sheet Dated September 4, 2002**

# Sears Credit Account Master Trust II
**$750,000,000 Floating Rate Class A Master Trust Certificates, Series 2002-4**
**$61,000,000 Floating Rate Class B Master Trust Certificates, Series 2002-4**

# Sears, Roebuck and Co.
**Servicer**

# SRFG, Inc.
**Seller**

*The certificates represent interests in the Sears Credit Account Master Trust II. The certificates are not obligations of Sears, Roebuck and Co., Sears National Bank, SRFG, Inc. or any of their affiliates. Neither the certificates nor the underlying credit accounts or receivables are insured or guaranteed by any governmental agency.*

*This series term sheet contains structural and collateral information about the certificates; however, this series term sheet does not contain complete information about the certificates. The information in this series term sheet is preliminary and will be superseded by the information contained in the prospectus supplement and the prospectus. The prospectus supplement and the prospectus will contain additional information not set forth in this series term sheet. You should read both the prospectus supplement and the prospectus.*

*This series term sheet is not an offer to sell any security, nor is it a solicitation of an offer to buy any security. Sears and SRFG may not offer or sell the certificates in any state where the offer or sale is prohibited. Sears and SRFG may not sell you any of the certificates unless you have received both the prospectus supplement and the prospectus.*

## Underwriters of the Class A Certificates

**Credit Suisse First Boston**                                    **Merrill Lynch & Co.**

**Banc One Capital Markets, Inc.**
        **Deutsche Bank Securities**
                **JPMorgan**
                        **Lehman Brothers**
                                **Wachovia Securities**

This series term sheet will be superseded in its entirety by the information appearing in the prospectus supplement, the prospectus and the Series 2002-4 Supplement to the Pooling and Servicing Agreement.

| | |
|---|---|
| **The Trust**.................................................... | Sears Credit Account Master Trust II. |
| **The Certificates**......................................... | $750,000,000 Floating Rate Class A Master Trust Certificates, Series 2002-4. |
| | $61,000,000 Floating Rate Class B Master Trust Certificates, Series 2002-4.  SRFG reserves the right to retain the Class B certificates. |
| **Seller Retained Certificates** .................... | $132,500,000 Class C Master Trust Certificates, Series 2002-4.  SRFG will retain the Class C certificates.  You may not purchase them in this offering. |
| **Interest on the Certificates**...................... | Class A certificates:  one month LIBOR + ____% per year. |
| | Class B certificates:  one month LIBOR + ____% per year. |
| | The trustee will calculate interest on the certificates on the basis of the actual number of days elapsed and a 360-day year. |
| **Interest Payment Dates** ........................... | The 15th day of each month, or, if not a business day, the next business day, beginning in October 2002. |
| **Principal Payments**.................................. | The trust is scheduled to pay $750,000,000 of principal on the Class A certificates on August 15, 2005 or, if not a business day, the next business day. |
| | The trust is scheduled to pay $61,000,000 of principal on the Class B certificates on September 15, 2005, or if not a business day, the next business day. |
| **Receivables**.............................................. | The aggregate amount of receivables in the trust's accounts as of the last day of July 2002 was $16,062,185,044, consisting of $15,821,517,837 of principal receivables and $240,667,207 of finance charge receivables. |
| **Subordination – Class A Credit Enhancement** .... | The Class B certificates and the Class C certificates will be subordinate to the Class A certificates to the extent described in the prospectus supplement.  Subordination of the Class B certificates and Class C certificates provides credit enhancement for the Class A certificates. |
| **Subordination – Class B Credit Enhancement**..... | The Class C certificates will be subordinate to the Class B certificates to the extent described in the prospectus supplement.  Subordination of the Class C certificates provides credit enhancement for the Class B certificates. |
| **Series Termination Date**.......................... | The business day after August 15, 2009, or, if August 15, 2009, is not a business day, the second business day after August 15, 2009.  The series termination date is the last day on which the trust will make payments on the certificates. |

**ERISA Considerations** .......................................... Under the regulations issued by the Department of Labor, the trust's assets will not be considered plan assets of any employee benefit plan that holds interests in the Class A certificates if the Class A certificates meet the requirements necessary to be considered publicly-offered securities. One of those requirements is that, upon completion of the public offering of the certificates, at least 100 persons independent of SRFG and each other hold interests in the Class A certificates. The Class A underwriters expect, although they cannot assure you, that at least 100 independent persons will hold interests in the Class A certificates. SRFG also expects that the other requirements will be met so that the Class A certificates will be considered publicly-offered securities. If, however, the Class A certificates do not meet the requirements of a publicly-offered security, then the Class A Certificates may not be purchased by an employee benefit plan or with plan assets of an employee benefit plan. The Class B underwriter does not expect that 100 or more independent persons will hold interests in the Class B certificates. Therefore, the Class B certificates will not constitute publicly-offered securities for ERISA purposes. By its acquisition of a Class B certificate, each purchaser shall be deemed to represent and warrant that it is not purchasing or holding such certificate with plan assets of any employee benefit plan. Employee benefit plans should consult their own counsel before purchasing Class A certificates.

**Class A Certificate Rating** ..................................... The trust will issue the Class A certificates only if at least two nationally recognized rating agencies rate the Class A certificates in the highest rating category. The rating agencies base their ratings primarily on the value of the receivables in the trust and the subordination of the Class B certificates and the Class C certificates.

**Class B Certificate Rating**..................................... Unless SRFG retains the Class B certificates, the trust will issue the Class B certificates only if at least two nationally recognized rating agencies rate the Class B certificates in one of the three highest rating categories. The rating agencies base their ratings primarily on the value of the receivables in the trust and the subordination of the Class C certificates.

# COMPOSITION AND HISTORICAL PERFORMANCE OF THE SEARS PORTFOLIO

The tables below describe the composition and historical performance of the accounts in the Sears portfolio, excluding accounts originated by, and currently owned by, Sears Roebuck de Puerto Rico, Inc., which are not included in the trust. These tables do not necessarily reflect the composition and historical performance of the accounts in the trust. Sears uses different methodologies to calculate the performance characteristics of the accounts in the Sears portfolio than those the trust uses to calculate the performance characteristics of the accounts in the trust.

**Composition of the Sears Portfolio**

## Composition of Accounts by Credit Limit

The following table summarizes the credit limits for accounts in the Sears portfolio as of December 31, 2001. Sears based this information on accounts with balances at any time in the twenty-four months ended December 31, 2001.

| Credit Limit | Percentage of Sears portfolio as of December 31, 2001 |
|---|---|
| $ 0 - $ 99 | 19.8% |
| 100 - 499 | 5.4% |
| 500 - 999 | 7.6% |
| 1,000 - 1,499 | 5.7% |
| 1,500 - 1,999 | 4.7% |
| 2,000 - 2,999 | 7.8% |
| 3,000 - 3,999 | 10.8% |
| 4,000 and over | 38.2% |
| | 100.0% |

## Largest States

The Sears portfolio is not concentrated geographically. As of December 31, 2001, the following five states had the largest number of accounts and receivables balances:

| Sears Portfolio | California | Texas | Florida | New York | Pennsylvania |
|---|---|---|---|---|---|
| % of accounts | 10.7% | 6.2% | 6.8% | 6.7% | 5.7% |
| % of balances | 11.1% | 8.0% | 7.1% | 6.3% | 5.0% |

No other state accounted for more than 5% of the number of accounts in the Sears portfolio or 5% of the balances as of December 31, 2001.

## Seasoning

More than 64% of the accounts in the Sears portfolio were at least five years old as of December 31, 2001. The ages of accounts in the Sears portfolio as of December 31, 2001 were distributed as follows:

| Age of Accounts | Percentage of Sears portfolio as of December 31, 2001 |
|---|---|
| Up to 1 year | 9.7% |
| 1 year up to 2 years | 10.1% |
| 2 years up to 3 years | 6.0% |
| 3 years up to 4 years | 4.7% |
| 4 years up to 5 years | 5.0% |
| 5 years up to 10 years | 27.5% |
| 10 years and older | 37.0% |
| | 100.0% |

Sears based this information on accounts with balances at any time in the twenty-four months ended December 31, 2001.

## Summary Yield Information

The accounts in the Sears portfolio had the following annualized aggregate monthly yields:

| | Three months ended July 31, 2002 | Twelve months ended July 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Aggregate monthly yield | 18.49% | 18.92% | 19.36% | 20.06% | 20.03% |

Aggregate monthly yield is the unweighted average of monthly yields annualized for each period shown. Sears calculates these monthly yields by *dividing*:

- monthly finance charges, late fees and revenue attributed to interchange fees minus estimated accumulated finance charges and late fees billed to accounts charged-off in that month; *by*
- the balance outstanding as of the beginning of the month.

Prior to the July 2001 Due Period, aggregate monthly yield did not include revenue attributed to interchange fees. Interchange fees were added to aggregate monthly yield beginning with the July 2001 Due Period.

## Summary Charge-Off Information

The accounts in the Sears portfolio had the following annualized gross charge-off and recoveries percentages:

| | Three months ended July 31, 2002 | Twelve months ended July 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Gross charge-offs as a % of balances | 7.14% | 7.02% | 6.97% | 6.91% | 8.16% |
| Recoveries as a % of balances | 1.52% | 1.61% | 1.61% | 1.75% | 1.69% |
| Net charge-offs as a % of balances | 5.62% | 5.41% | 5.36% | 5.16% | 6.47% |

All rates shown are unweighted averages of monthly rates annualized for each period shown. Sears calculates these monthly rates by *dividing*:

- either (i) the amount of charged-off receivables for that month minus estimated accumulated finance charges and late fees billed to those accounts, or (ii) the amount of recoveries for that month, as applicable; *by*
- the balance outstanding as of the beginning of the month.

## Summary Delinquency Aging Information

The following table provides delinquency profiles based on monthly percentages for the accounts in the Sears portfolio.

| | Twelve Months ended July 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Delinquencies as a % of balances | | | | |
| 60-89 days past due | 1.79% | 1.88% | 1.90% | 2.01% |
| 90-119 days past due | 1.46% | 1.51% | 1.48% | 1.55% |
| 120 days or more past due | 4.08% | 4.12% | 4.10% | 4.35% |
| Total delinquencies | 7.33% | 7.51% | 7.48% | 7.91% |

The delinquency data reported in the rows above reflect accounts for which the customer has failed to make a required payment in the last three, four, and five or more billing cycles, respectively. Sears calculates these delinquencies by dividing delinquencies at the end of each month by balances at the end of each month.

## Summary Payment Rate Information

The accounts in the Sears portfolio had the following monthly payment rates:

| Payment Rates | Twelve Months ended July 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Average Monthly Rate | 7.94% | 7.66% | 7.03% | 6.78% |
| Highest Monthly Rate | 8.58% | 8.45% | 7.64% | 7.42% |
| Lowest Monthly Rate | 7.12% | 7.06% | 6.72% | 6.35% |

Sears calculates these payment rates by *dividing*:

- cash received during each month; *by*
- the balance outstanding as of the beginning of that month.